Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED MAY 31, 2026

(Expressed in Canadian dollars unless otherwise stated)

July 14, 2026

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2026

General

This management's discussion and analysis ("MD&A") of the financial condition and results of operations of GoldMining Inc. for the three and six months ended May 31, 2026, should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements for the three and six months ended May 31, 2026, including the notes thereto, and its annual information form (the "AIF") and audited consolidated financial statements for the year ended November 30, 2025, copies of which are available under the Company's profile at www.sedarplus.ca.

References in this MD&A to the "Company" mean "GoldMining Inc.", together with its subsidiaries, unless the context otherwise requires. Unless otherwise stated, references herein to "$" or "dollars" are to Canadian dollars, references to "US$" are to United States dollars and references to "R$" are to Brazilian Reals and references to "AU$" are to Australian dollars.

The Company's unaudited condensed consolidated interim financial statements for the three and six months ended May 31, 2026, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS accounting standards") applicable to the preparation of interim financial statements including International Accounting Standard 34 Interim Financial Reporting. Unless otherwise stated, all information contained in this MD&A is as of July 14, 2026.

Cautionary Statement Regarding Forward-Looking Information

This MD&A contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of securities laws in the United States (collectively, "forward-looking statements"). These statements relate to the expectations of management about future events, results of operations and the Company's future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are forward-looking statements. The use of any of the words "anticipate", "plan", "contemplate", "continue", "estimate", "expect", "intend", "propose", "might", "may", "will", "shall", "project", "should", "could", "would", "believe", "predict", "forecast", "target", "aim", "pursue", "potential", "objective" and "capable" and the negative of these terms or other similar expressions are generally indicative of forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. No assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied on. These statements speak only as of the date hereof. In addition, this MD&A may contain forward-looking statements attributed to third party industry sources.

Without limitation, this MD&A contains forward-looking statements pertaining to the following: the Company's future exploration and development plans and strategies; expectations regarding exploration activities and/or plans on the Company's and its subsidiaries' projects; the Company's mineral resource estimates; the completion of future transactions; capital expenditure programs and the timing and method of financing thereof; the requirement for additional financing in order to maintain the Company's operations and exploration activities; expectations respecting the receipt of necessary licenses and permits, including obtaining extensions thereof; the Company's ability to raise the capital necessary to fund its operations and the potential development of its properties; the Company's ability to obtain the resources to conduct exploration and development activities on its properties; forecasts relating to mining, development and other activities at the Company's operations; potential increases in the ultimate recovery of gold from its properties; forecasts relating to market developments and trends in global supply and demand for gold and copper; future royalty and tax payments and rates; and future work on the Company's non-material properties.

Forward-looking statements are based on a number of material assumptions, including, but not limited to, those listed here, which could prove to be significantly incorrect: the Company will realize on the benefits expected from its business plans and strategies; the timing and ability to obtain requisite operational, environmental and other licenses, permits and approvals, including extensions thereof will occur and proceed as expected; current gold, silver, base metal and other commodity prices will be sustained, or will improve; the proposed development of the Company's projects will be viable operationally and economically and will proceed as expected; any additional financing required by the Company will be available, and on reasonable terms; the accuracy of any mineral reserve and mineral resource estimates; the accuracy of budgeted exploration and development costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; political and regulatory stability; the receipt of governmental and third-party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits and obtaining all other required approvals, licenses and permits on favourable terms; and the Company will not experience any material accident, labour dispute or failure of plant or equipment.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2026

Forward-looking statements involve known and unknown risks and uncertainties, which could cause actual events or results to differ materially from those anticipated in such forward-looking statements, including, without limitation: the exploration, development, and operation of early-stage mineral properties, including the speculative nature of exploration and development projects, the possibility of diminishing quantities or grades of mineralization, the inability to recover certain expenditures and the exposure to operational hazards typically encountered in the exploration, development and production of mineral properties; obtaining and maintaining all necessary government permits, approvals and authorizations related to the continued exploration and development of the Company's current and future projects and operations; the uncertainty of mineral resource estimates; fluctuation in market value of publicly traded securities held by the Company; the potential dilution of voting power or earnings per share as a result of the exercise of convertible securities of the Company, future financings or future acquisitions financed by the issuance of equity; the Company's broad discretion relating to the use of proceeds raised from financings or future financings; general economic conditions; gold and other commodity price fluctuations and volatility; the Company has no known mineral reserves and that no economic reserves may exist on the Company's projects; potential acquisitions of additional mineral properties or mergers with or investment in new companies and abandonment of interest by the Company in its mineral properties; referendums or resolutions respecting prohibitions or restrictions on mining; government regulations and government and community approvals, acceptance, agreements and permissions (generally referred to as "social license"), including the ability to obtain and maintain required government and community approvals, the impact of changing government regulations and shifting political climates, and the ability of regulatory authorities to impose fines or shut down operations in cases of non-compliance; the presence of artisanal miners; inherent risks in mining and development, including risks related to accidents, labour disputes, environmental hazards, unfavourable operating conditions, or other unanticipated difficulties with or interruptions in operations; war, crime, terrorism, sabotage, blockades and other forms of civil unrest, and uncertain political and economic environment; infrastructure; competitive conditions in the mineral exploration and mining industry; property and mineral title, including defective title to mineral claims or property; environmental regulation and liability; costs, compliance and other risks associated with climate change and emerging climate change regulation; information systems and cyber security; uncertainty of the performance of contractors; costs, delays and other risks associated with statutory and regulatory compliance; the uncertainty of profitability and financing risks, as the Company has no history of earnings; health epidemics or pandemics; internal controls over financial reporting; foreign exchange fluctuations; the ability of the Company to retain skilled and experienced personnel, contractors, management and employees; potential litigation; foreign operations; possible conflicts of interest; uninsurable risks; risks associated with joint ventures; and capital cost estimates. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. The risk factors referenced herein should not be construed as exhaustive. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. Readers are cautioned not to place undue reliance on these forward-looking statements.

Business Overview

The Company is a mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, the Company controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru.

GoldMining's principal projects are currently its São Jorge Gold Project, located in the State of Pará, Brazil (the "São Jorge Project"), its La Mina Gold Project (the "La Mina Project") and Titiribi Gold-Copper Project, located in the Department of Antioquia, Colombia (the "Titiribi Project"), and the Whistler Gold-Copper Project, located in Alaska, United States (the "Whistler Project"), in which it has an indirect interest through its majority ownership of U.S. GoldMining Inc. ("U.S. GoldMining"). The Company has control over, and consolidates, U.S. GoldMining. As at May 31, 2026, the Company held approximately 74.1% of the outstanding shares of common stock of U.S. GoldMining (the "U.S. GoldMining Shares").

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2026

The Company's common shares (the "GoldMining Shares") are listed on the Toronto Stock Exchange (the "TSX") under the symbol "GOLD", on the NYSE American under the symbol "GLDG" and on the Frankfurt Stock Exchange under the symbol "BSR".

The head office and principal address of the Company is Suite 1830, 1188 West Georgia Street, Vancouver, British Columbia, V6E 4A2, Canada.

Company Strategy

The Company's long-term growth strategy of acquiring and developing gold assets in the Americas is premised on a disciplined execution strategy of advancing the existing portfolio including pursuing partnerships and joint ventures, while also continuing to evaluate accretive acquisition opportunities and potential spin-outs and property divestiture opportunities.

Recent Developments

Updated At-the-Market Equity Program

The Company has established an at-the-market equity program (the "ATM Program") pursuant to an equity distribution agreement dated December 8, 2025 (the "2025 Distribution Agreement") with a syndicate of agents (the "Agents"). Under the ATM Program, the Company may distribute up to US$50 million (or the equivalent in Canadian dollars) of its common shares to the public from time to time, through the Agents, at the Company's discretion at the market price on the TSX or the NYSE, as applicable, at the time of sale.

During the three months ended May 31, 2026, the Company issued a total of 483,076 GoldMining Shares under the ATM Program for aggregate gross proceeds of $0.8 million. Aggregate gross proceeds raised over the three months ended May 31, 2026, were approximately US$0.6 million from sales conducted through the facilities of the NYSE American, and the agents were paid aggregate commissions on such sales of approximately $0.01 million, representing 2.50% of the gross proceeds of the shares sold.

During the six months ended May 31, 2026, the Company issued a total of 4,770,576 GoldMining Shares under the ATM Program for aggregate gross proceeds of $10.1 million. Aggregate gross proceeds raised over the six months ended May 31, 2026, were approximately $0.01 million from sales conducted through the facilities of the TSX and US$7.3 million from sales conducted through the facilities of the NYSE American, and the agents were paid aggregate commissions on such sales of approximately $0.00 million and US$0.18 million, representing 2.50% of the gross proceeds of the shares sold.

Unless earlier terminated by the Company or the Agents as permitted therein, the 2025 Distribution Agreement will terminate upon the earlier of: (a) the date that the aggregate gross sales proceeds of the GoldMining Shares sold under the 2025 ATM Program reaches the aggregate amount of US$50 million (or the equivalent in Canadian dollars); or (b) December 8, 2026.

U.S. GoldMining At-the-Market Equity Program

U.S. GoldMining has established an at-the-market equity program pursuant to an At The Market Offering Agreement dated May 15, 2024. On December 12, 2025, U.S. GoldMining filed a prospectus supplement to increase its ATM program capacity by US$6.1 million, exclusive of approximately US$10.1 million in shares previously sold under the program prior to December 12, 2025.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2026

On June 26, 2026, U.S. GoldMining filed a prospectus supplement to reduce the maximum amount of U.S. GoldMining Shares issuable pursuant to the U.S. GoldMining Offering Agreement to up to approximately US$2.1 million of U.S. GoldMining Shares.

On July 6, 2026, U.S. GoldMining filed a prospectus supplement to increase the maximum number of U.S. GoldMining Shares issuable pursuant to the U.S. GoldMining Offering Agreement to up to approximately US$4.2 million of U.S. GoldMining Shares, which does not include the U.S. GoldMining Shares having an aggregate gross sales price of approximately US$10.7 million that were sold pursuant to the U.S. GoldMining ATM Program prior to July 6, 2026.

During the three months ended May 31, 2026, U.S. GoldMining sold 30,536 common shares under the U.S. GoldMining ATM Program, for gross proceeds to U.S. GoldMining of $0.5 million (US$0.4 million).

During the six months ended May 31, 2026, U.S. GoldMining sold 61,515 common shares under the U.S. GoldMining ATM Program, for gross proceeds to U.S. GoldMining of $1.0 million (US$0.7 million).

U.S. GoldMining Registered Direct Offering

On June 26, 2026, U.S. GoldMining entered into a securities purchase agreement with an institutional investor, pursuant to which U.S. GoldMining agreed to issue and sell in a registered direct offering 522,876 U.S. GoldMining Shares, at a purchase price of US$7.65 per share. The gross proceeds to U.S. GoldMining from the registered direct offering were approximately $5.7 million (US$4.0 million). No commissions were payable in connection with the offering. The transaction closed on June 29, 2026.

Update on Material Properties

The Company is currently in the process of identifying and planning additional work related to its projects with the goal of directing resources to enhance value at prioritized projects (the "Strategic Review Process"). To date, pursuant to this Strategic Review Process, the Company has identified additional studies and reports to be completed at certain of its properties as detailed below. Such work may include undertaking additional studies, economic assessments and exploration and development work. Additional work on projects identified as part of the strategic review process and any future expansion, including the acquisition of additional mineral properties or interests, may require additional financing, which we may obtain through equity and/or debt financing.

The Company currently plans to continue to maintain each of its material projects in good standing.

São Jorge Gold Project

During the three and six months ended May 31, 2026, the Company incurred expenditures of $0.8 million and $1.4 million on the São Jorge Project, respectively. These expenditures included land access fees, consulting fees to vendors that provided geological and technical services including towards the completion of a preliminary economic assessment ("PEA"), expenditures for camp maintenance costs, including infrastructure upgrades and construction of additional core storage and camp expansion, and costs related to the Company's 2025 and 2026 exploration programs at the project, including drilling and ground geophysical induced polarisation ("IP") surveys.

During the six months ended May 31, 2026, the Company reported results of the 2025 exploration program on January 6, 2026, and January 26, 2026. The 2025 exploration program comprised 9,533 meters of drilling, including 3,862 meters of diamond core, 3,528 meters of reverse-circulation ("RC") drilling, and 2,143 meters of auger drilling. The diamond core drilling was designed to test below and along trend of the existing São Jorge mineral resource estimate area (the "Deposit"). 3,528 meters of RC drilling and 2,143 meters of auger drilling over high-tenor soil anomalies were completed. RC and auger drilling supported discoveries at four new gold prospects, including the William South prospect, located approximately 1.5 km north of the existing Deposit. Furthermore, the 2025 IP survey expansion over targets that contain some of the largest, highest-tenor, and most continuous gold-in-soil anomalies on the property has identified a large, high-tenor chargeability feature with scale similar to the IP signature of the Deposit itself. Additionally, 2,552 samples were collected as part of a soil sampling program to test and expand the broader mineral system across the project.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2026

Exploration results received to date support the broader potential for future extensions of the presently delineated São Jorge Deposit through additional exploration work and delineation of potential new discoveries of gold mineralization across the 46,000-hectare 100% owned São Jorge Project. On March 30, 2026, the Company announced that it had initiated additional RC drilling and an Induced Polarization ground survey to further advance exploration targets.

During the six months ended May 31, 2026, the focus of exploration work at the São Jorge Project was to complete additional RC drilling on targets located on the claims 850.566/2013 and 850.275/2003, which are located east and west of the São Jorge Deposit, respectively. A total of 2,825 meters of RC drilling was completed over selected target areas.

The Company will continue its exploration program on the property during the next quarter, including RC drilling, to complete the 8,000 meters of drilling envisaged for fiscal 2026 with a focus on testing IP anomalies identified in the survey completed in 2026 on the target area, "The Eye", located on claim 850.275/2003 and other targets on the maim claim 850.058/2002 that encompasses the São Jorge Deposit.

In May 2026, the Company submitted to the National Mining Agency of Brazil ("ANM Brazil") a final exploration report for exploration licenses ANM Brazil nos. 850.566/2013 and 850.275/2003, indicating the targets with the potential to host some additional gold inventory, thereby allowing the Company to maintain these licenses in good standing. There is no assurance that the ANM Brazil will approve the Final Exploration Report while maintaining the entire area encompassed by the two claims.

On June 11, 2026, the Company disclosed the results of its preliminary economic assessment (the "São Jorge PEA") on its São Jorge Project. The São Jorge PEA is preliminary in nature, and there is no certainty that the reported results will be realized. The São Jorge PEA includes inferred mineral resources, which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that this PEA, including the conceptual economics set out therein, will be realized. For further information regarding the São Jorge PEA, please refer to the Company's press release dated June 11, 2026.

Whistler Gold-Copper Project

During the three and six months ended May 31, 2026, U.S. GoldMining incurred $1.7 million and $2.2 million, respectively, of expenditures on the Whistler Project for consulting fees to vendors for geological work, completion of an initial economic assessment, permitting and compliance, regulatory and community stakeholder engagement and camp maintenance costs.

On January 20, 2026, U.S. GoldMining announced the initial results of the 2025 exploration program.

On March 23, 2026, U.S. GoldMining disclosed an S-K 1300 technical report summary and a Canadian National Instrument 43-101 technical report respecting the initial economic assessment (the "Whistler PEA") on the Whistler Project, as reported in its news release dated March 2, 2026. Further information concerning the Whistler PEA is set out in the technical report prepared for the Company titled "Whistler Gold-Copper Project NI 43-101 Technical Report and Preliminary Economic Assessment", with an effective date of March 2, 2026, a copy of which is available under the Company's profile at www.sedarplus.ca.

On April 20, 2026, U.S. GoldMining announced its exploration program for the 2026 field season at the Whistler Project (the "2026 Whistler Program"). The 2026 Whistler Program is expected to comprise diamond core drilling targeting several high-priority near-deposit potential upside opportunities and new targets within the Whistler – Raintree area. The objective is to develop a pipeline of discoveries that will underpin growth opportunities for the Whistler Project.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2026

La Mina Gold-Copper Project

During the three and six months ended May 31, 2026, the Company incurred $0.2 million and $0.2 million, respectively, of expenditures on the La Mina Gold-Copper Project, which included expenditures for camp maintenance, consulting fees to vendors that provided geological and technical services including for the completion of an updated PEA, payroll and personnel expenses and surface rights lease payments.

On June 8, 2026, the Company filed a technical report containing updated preliminary economic assessment on its La Mina Project, titled "NI 43-101 Technical Report and Preliminary Economic Assessment for the La Mina Gold-Copper Mineral Deposit, Antioquia, Republic of Colombia" and with an effective date of April 22, 2026, a copy of which is available under the Company's respective profiles at www.sedarplus.ca and www.sec.gov.  The PEA is preliminary in nature, and there is no certainty that the reported results will be realized. The PEA includes inferred mineral resources, which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the PEA, including the conceptual economics set out therein, will be realized. For further information regarding the La Mina Project, including the PEA, please refer to the technical report.

Titiribi Gold-Copper Project

During the three and six months ended May 31, 2026, the Company incurred $0.1 million and $0.3 million, respectively, of expenditures on the Titiribi Project, which included expenditures for camp maintenance, payroll and personnel, surface rights lease payments as well as initiating a geotechnical study to better determine the physical characteristics of rock and soil at the Titiribi Project.

In April 2025, the Company submitted a work and construction program or Programa de Trabajo y Obras ("PTO"), a document detailing the final exploration plan, to the National Mining Agency ("ANM Colombia") for approval. The PTO evaluation process continues at the mining authority. Once the PTO is approved, the next major step for the project would involve obtaining other necessary permits, such as the Environmental Impact Assessment approval. In December 2025, the Company started the process of collecting data and information as part of the required base line study. After permitting is obtained, the Company can proceed with construction and development activities as outlined in the approved PTO.

In August 2021, the Municipal Council of Titiribi issued a Territorial Ordinance Scheme which restricts mining and mineral exploitation activities in the municipality. Similar actions have been made by the Municipal Council of Titiribi in the past, which were successfully challenged in 2017 and 2018. At present, the Territorial Ordinance Scheme is not impacting the Company's activities and status to maintain the Titiribi Project as the situation in the Municipality of Titiribi, Colombia continues to evolve. The Company plans to take appropriate action to appeal the Municipality's actions when required by its exploration and development plans. It expects that any such challenge by the Company would be on the same basis as its prior successful challenge of similar Municipal actions in the past. No proceedings have been commenced at this time. The Titiribi Project currently remains in good standing.

Other Properties

●

Cachoeira Project – the Company indirectly holds a 100% interest in the Cachoeira Gold Project, located in Pará State, Brazil. The Cachoeira Project comprises 2 mining concessions and 1 exploration permit covering an aggregate area of approximately 4,761 ha in the Gurupi Gold Belt district. In 2014, the Company submitted a Preliminary Economic Assessment Plan ("PAE") to ANM Brazil for the mining concessions within the Cachoeira Project, including certain conceptual engineering studies. The Company notes that such PAE does not constitute a preliminary economic assessment within the meaning of NI 43-101 and no production decision concerning the project has been made to date.

The Company also submitted an Environmental Impact Assessment in 2013 to the Secretaria de Estado de Meio Ambiente e Sustentabilidade of Pará as part of its ongoing environmental licensing process. On March 15, 2022, the Company received the Preliminary Environmental Licence (the "LP") endorsed by the Environmental Council of Pará State.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2026

With the LP granted, the Company initiated the fieldwork necessary to meet its requirements. On December 2, 2024, the Company applied for an additional two-year extension of the LP, which was granted in March 2026 by the regulatory environmental agency, extending the LP until May 26, 2027. In March 2026, the Company initiated contracting for the services required to obtain the environmental installation license.

The engineering executive plan for the first Phase of the Project, which includes the heap leach operation at the Arara Deposit, was completed to meet the requirements for submitting the application for the Installation Licence.

Socio-economic studies for Phase 1 of the project have been initiated, and additional fauna and flora studies will be completed next quarter to meet the requirements of the environmental installation licence application.

●

Yarumalito Project – a wholly owned subsidiary of the Company holds a 100% interest in the Yarumalito Gold Project located in Antioquia, Colombia. The Yarumalito Project consists of one unified concession contract with an aggregate area of 1,453 ha, which expires on March 7, 2043, and is renewable for an additional 30 years. The concession requires approved work programs to be completed and tax to be paid to keep the concession in good standing.

On July 17, 2024, the Company was notified of a requirement from ANM Colombia to present the status of environmental licensing process before the Environment Authority. The Company has completed the required environmental impact studies that were submitted on October 22, 2024. In February 2025, the Company was notified that the PTO submitted for the Yarumalito Project was approved, and the ANM Colombia resolution granting such approval was registered in April 2025, triggering an environmental impact assessment required for the proposed works. The Environmental Impact Assessment was submitted at Corantioquia (Regional Environmental Agency) for review and approval. As part of the approved PTO (2025) the Company has the commitment with ANM Colombia to complete a drilling campaign of 1,200 metres in 2026. In May 2026, the Company announced the commencement of a drilling program at its Yarumalito Gold-Copper Project.

●

Boa Vista Project – during the last quarter of 2025, Australian Mines Ltd. ("AUZ") progressed diamond drilling at the Boa Vista Gold Project. Following an initial ramp-up, drilling was reported to be operating at the target run rate as part of the planned approximately 3,000-meter program at VG1. On January 20, 2026, AUZ published a news release highlighting the first assay results received for the 2025 drilling campaign. On February 8, 2026, AUZ published a news release highlighting an exploration target and featuring rock grab sample results, and on March 10, 2026, AUZ published a further news release highlighting additional assay results received for the 2025 drilling campaign.

Other Investments

Gold Royalty Corp.

As of May 31, 2026, the Company owned 21,533,125 common shares (the "GRC Shares") of NYSE American listed, Gold Royalty Corp. ("GRC"). The GRC Shares had a market value of $96.5 million (US$70.0 million) based on the closing price of such securities quoted on NYSE American at May 31, 2026.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2026

NevGold Corp.

As of May 31, 2026, the Company owned 19,073,350 common shares (the "NevGold Shares") of TSX Venture Exchange listed NevGold Corp. ("NevGold"). The NevGold Shares had a market value of $57.8 million based on the closing price of such securities quoted on the TSX Venture Exchange at May 31, 2026.

GoldMining entered into an agreement with NevGold dated August 27, 2025, pursuant to which it agreed not to, subject to certain customary exceptions, directly or indirectly, sell NevGold Shares in open market transactions through the facilities of the TSX Venture Exchange or other stock exchange or public trading platform until February 27, 2027.

Australian Mines Limited.

As of May 31, 2026, the Company owned 84,429,563 AUZ Shares. The AUZ Shares had a market value of $2.3 million (AU$2.3 million) based on the closing price of such securities quoted on the Australian Securities Exchange at May 31, 2026.

U.S. GoldMining

As of May 31, 2026, the Company owned 10,000,751 U.S. GoldMining Shares, or approximately 74.1% of U.S. GoldMining's outstanding shares of common stock. The U.S. GoldMining Shares had a market value of $140.7 million (US$102.0 million) based on the closing price of such securities quoted on Nasdaq Capital Market at May 31, 2026.

As a result of its ownership position, the Company consolidates the assets and liabilities of U.S. GoldMining in its Statements of Financial Position and, therefore, the market value of the U.S. GoldMining Shares is not reflected in the Company's financial statements.

The following table shows the assets and liabilities of U.S. GoldMining:

	As at May 31,	As at November 30,
	2026	2025 (revised)
(in thousands of dollars)	($)	($)
Assets
Cash and cash equivalents	8,165	10,193
Restricted cash	-	60
Restricted deposits	59	-
Prepaid expenses and deposits	377	122
Other assets	102	100
Land, property and equipment	1,701	1,312
Exploration and evaluation assets	60	79
	10,464	11,866

Liabilities
Accounts payable and accrued liabilities	459	446
Withholding taxes payable	-	253
Rehabilitation provisions	445	461
Lease liability	104	124
Derivative liabilities	-	1,598
	1,008	2,882

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2026

Results of Operations

Revision of Comparative Period Financial Information

In the three months ended May 31 2026, the Company reassessed the accounting relating to the warrants issued by U.S. GoldMining in connection with its initial public offering on April 24, 2023 (the "U.S. GoldMining Warrants"). Such warrants were originally classified as equity instruments. Based on the reassessment, management concluded that, as of the issuance date, the U.S. GoldMining Warrants did not meet the "fixed-for-fixed" criterion in IAS 32, Financial Instruments: Presentation, because the underlying warrant agreement permits cashless exercise under certain circumstances. As a result, the U.S. GoldMining Warrants should have been classified as derivative financial liabilities measured at fair value through profit or loss from inception rather than equity instruments.

Accordingly, financial information for comparative periods included herein has been revised to reflect the appropriate classification and measurement of the U.S. GoldMining Warrants. The revision resulted in the recognition of derivative financial liabilities upon issuance of the warrants, with subsequent changes in fair value recognized in the consolidated statements of net loss. Please see Note 3 to the Company's unaudited condensed consolidated interim financial statements for the three and six months ended May 31, 2026 for further information.

Three Months Ended May 31, 2026, Compared to the Three Months Ended May 31, 2025

The following table sets forth selected operating results of the Company for the three months ended May 31, 2026 and 2025.

Selected Operating Results	U.S. GoldMining(1)			Others(2)			Consolidated
	For the three months ended			For the three months ended			For the three months ended
	May 31,	May 31,		May 31,	May 31,		May 31,	May 31,
(in millions of dollars)	2026 ($)	2025- revised ($)	Change ($)	2026 ($)	2025- revised ($)	Change ($)	2026 ($)	2025- revised ($)	Change ($)
Operating loss	3.6	1.4	2.2	4.3	2.9	1.4	7.9	4.3	3.6
Consulting fees	-	-	-	0.1	0.1	-	0.1	0.1	-
Directors' fees, employee salaries and benefits	0.2	0.1	0.1	0.7	0.5	0.2	0.9	0.6	0.3
Exploration expenses	1.7	0.4	1.3	1.4	0.6	0.8	3.1	1.0	2.1
General and administrative expenses	0.9	0.4	0.5	0.9	1.4	(0.5)	1.8	1.8	-
Professional fees	0.3	0.2	0.1	0.3	0.3	-	0.6	0.5	0.1
Share-based compensation	0.6	0.2	0.4	0.6	0.5	0.1	1.2	0.7	0.5
Share of income in associate	-	-	-	-	(0.5)	0.5	-	(0.5)	0.5
Gain on revaluation of derivative liabilities	(1.9)	(0.8)	(1.1)	-	-	-	(1.9)	(0.8)	(1.1)
Deferred income tax expense (recovery)	-	-	-	3.1	(1.7)	4.8	3.1	(1.7)	4.8
Net loss	1.7	0.5	1.2	7.1	1.3	5.8	8.8	1.8	7.0

(1) Consists of U.S. GoldMining and its wholly owned subsidiary US GoldMining Canada Inc.

(2) Others consists of the Company and all of its subsidiaries, excluding U.S. GoldMining and US GoldMining Canada Inc.

For the three months ended May 31, 2026, the Company had an operating loss of $7.9 million, compared to $4.3 million for the same period of 2025. On a consolidated basis, the increase in operating loss was primarily the result of an increase in exploration expenses and share-based compensation, and the decrease of share of income in associate.

General and administrative expenses were $1.8 million for the three months ended May 31, 2026, compared to $1.8 million for the three months ended May 31, 2025.

Directors' fees, employee salaries and benefits, which includes management and personnel salaries, were $0.9 million for the three months ended May 31, 2026, compared to $0.6 million for the same period in 2025. The increase was primarily due to hiring of additional staff.

Exploration expenses were $3.1 million for the three months ended May 31, 2026, compared to $1.0 million for the same period in 2025. The increase was primarily driven by higher exploration expenditures at the São Jorge Project, Yarumalito Project, La Mina Project and U.S. GoldMining's Whistler Project. Significant exploration expenditures included costs related to the ongoing drilling program at the São Jorge Project, as well as costs associated with the U.S. GoldMining's 2026 Whistler Program.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2026

Exploration expenditures on a project basis for the periods indicated were as follows:

	For the three months ended		For the six months ended
	May 31,		May 31,
	2026	2025	2026	2025
(in thousands of dollars)	($)	($)	($)	($)
Whistler	1,673	360	2,166	504
São Jorge	779	392	1,396	548
Titiribi	141	167	295	276
Yarumalito	181	37	253	63
La Mina	174	54	224	97
Yellowknife	59	7	180	29
Crucero	42	-	105	1
Cachoeira	94	12	97	22
Rea	6	10	11	30
Total	3,149	1,039	4,727	1,570

Non-cash share-based compensation expenses were $1.2 million during the three months ended May 31, 2026, compared to $0.7 million during the same period of 2025. The increase was primarily attributable to a greater number of options granted during the six months ended May 31, 2026 and an increase in share-based compensation recorded by U.S. GoldMining, compared to the same period of 2025. Share-based compensation for the three months ended May 31, 2026 includes $0.6 million recorded by U.S. GoldMining with respect to the vesting of stock options, restricted share units and satisfaction of performance based restricted U.S. GoldMining Shares, compared to $0.2 million during the same period of 2025.

Professional fees were $0.6 million during the three months ended May 31, 2026, compared to $0.5 million during the same period of 2025.

Share of income on investment in associate was $nil during the three months ended May 31, 2026, compared to $0.5 million during the same period of 2025. The decrease in share of income on investment in associate was primarily the result of $0.7 million dilution gain for the three months ended May 31, 2025, which resulted from NevGold's brokered private placement financing, partially offset by the share of loss in associate of $0.2 million during the three months ended May 31, 2025, and the derecognition of investment in associate in August 2025 following the loss of significant influence over NevGold.

For the three months ended May 31, 2026, the Company recognized a gain of $1.9 million from the fair value remeasurement of the U.S. GoldMining Warrants, compared to a gain of $0.8 million  for the same period of 2025. The warrants were classified as derivative liabilities and measured at fair value based on quoted market prices.

For the three months ended May 31, 2026, the Company recognized a deferred income tax expense of $3.1 million, compared to a deferred income tax recovery of $1.7 million for the same period of 2025. The deferred income tax expense and recovery for the three months ended May 31, 2026 and 2025 resulted from the remeasurement of investments at fair value.

For the three months ended May 31, 2026, the Company recorded an unrealized loss on revaluation of short-term and long-term investments of $7.0 million in other comprehensive income, and deferred tax expense of $0.9 million, compared to an unrealized gain of $12.4 million, and deferred tax expense of $1.7 million for the same period of 2025. The investments are measured at fair value with reference to closing foreign exchange rates and the quoted share prices in the market.

During the three months ended May 31, 2026, the Company's net loss was $8.8 million, or $0.04 per share on a basic and diluted basis, of which $8.5 million was attributable to shareholders of the Company and $0.3 million was attributable to non-controlling interests, compared to a net loss of $1.8 million, or $0.01 per share on a basic and diluted basis, of which $1.7 million was attributable to shareholders of the Company and $0.1 million was attributable to non-controlling interests during the same period of 2025.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2026

Six Months Ended May 31, 2026, Compared to the Six Months Ended May 31, 2025

The following table sets forth selected operating results of the Company for the six months ended May 31, 2026 and 2025.

Selected Operating Results	U.S. GoldMining(1)			Others(2)			Consolidated
	For the six months ended			For the six months ended			For the six months ended
	May 31,	May 31,		May 31,	May 31,		May 31,	May 31,
(in millions of dollars)	2026 ($)	2025- revised ($)	Change ($)	2026 ($)	2025- revised ($)	Change ($)	2026 ($)	2025- revised ($)	Change ($)
Operating loss	6.2	3.2	3.0	9.0	6.7	2.3	15.2	9.9	5.3
Consulting fees	-	-	-	0.2	0.2	-	0.2	0.2	-
Directors' fees, employee salaries and benefits	0.3	0.3	-	1.4	0.9	0.5	1.7	1.2	0.5
Exploration expenses	2.2	0.5	1.7	2.5	1.1	1.4	4.7	1.6	3.1
General and administrative expenses	1.4	1.3	0.1	2.6	2.5	0.1	4.0	3.8	0.2
Professional fees	0.5	0.4	0.1	0.8	1.1	(0.3)	1.3	1.5	(0.2)
Share-based compensation	1.6	0.6	1.0	1.5	1.2	0.3	3.1	1.8	1.3
Share of income in associate	-	-	-	-	(0.3)	0.3	-	(0.3)	0.3
Gain on revaluation of derivative liabilities	(1.3)	(2.9)	1.6	-	-	-	(1.3)	(2.9)	1.6
Current income tax recovery	-	-	-	-	(0.1)	0.1	-	(0.1)	0.1
Deferred income tax expense (recovery)	-	-	-	2.8	(2.1)	4.9	2.8	(2.1)	4.9
Net loss	4.8	0.2	4.6	11.7	4.4	7.3	16.5	4.6	11.9

(1) Consists of U.S. GoldMining and its wholly owned subsidiary US GoldMining Canada Inc.

(2) Others consists of the Company and all of its subsidiaries, excluding U.S. GoldMining and US GoldMining Canada Inc.

For the six months ended May 31, 2026, the Company had an operating loss of $15.2 million, compared to $9.9 million for the same period of 2025. On a consolidated basis, the increase in operating loss was primarily the result of an increase in exploration expenses and share-based compensation.

General and administrative expenses were $4.0 million for the six months ended May 31, 2026, compared to $3.8 million for the six months ended May 31, 2025.

Directors' fees, employee salaries and benefits, which includes management and personnel salaries, were $1.7 million for the six months ended May 31, 2026, compared to $1.2 million for the same period in 2025. The increase was primarily due to hiring of additional staff.

Exploration expenses were $4.7 million for the six months ended May 31, 2026, compared to $1.6 million for the same period in 2025. The increase was primarily driven by higher exploration expenditures at the São Jorge Project and U.S. GoldMining's Whistler Project. Significant exploration expenditures included costs related to the ongoing drilling program at the São Jorge Project, costs associated with the exploration program at the Whistler Project, as well as work undertaken on PEA studies.

Non-cash share-based compensation expenses were $3.1 million during the six months ended May 31, 2026, compared to $1.8 million during the same period of 2025. The increase was primarily attributable to a greater number of options granted during the six months ended May 31, 2026 and an increase in share-based compensation recorded by U.S. GoldMining, compared to the same period of 2025. Share-based compensation for the six months ended May 31, 2026 includes $1.6 million recorded by U.S. GoldMining with respect to the vesting of stock options, restricted share units and satisfaction of performance based restricted U.S. GoldMining Shares, compared to $0.6 million during the same period of 2025.

Professional fees were $1.3 million during the six months ended May 31, 2026, compared to $1.5 million during the same period of 2025. The decrease primarily reflects lower legal and accounting costs associated with the Company's ATM program, as most activities related to the 2025 ATM renewal were completed prior to December 2025, whereas activities related to the 2024 ATM renewal primarily occurred in December 2024.

Share of income on investment in associate was $nil during the six months ended May 31, 2026, compared to $0.3 million during the same period of 2025. The decrease in share of income on investment in associate was primarily the result of $0.7 million dilution gain for the six months ended May 31, 2025, which resulted from NevGold's brokered private placement financing, partially offset by the share of loss in associate of $0.4 million during the six months ended May 31, 2025, and the derecognition of investment in associate in August 2025 following the loss of significant influence over NevGold.

For the six months ended May 31, 2026, the Company recognized a deferred income tax expense of $2.8 million, compared to a deferred income recovery of $2.1 million for the same period of 2025. The deferred income tax expense and recovery for the six months ended May 31, 2026 and 2025 resulted from the remeasurement of investments at fair value.

For the six months ended May 31, 2026, the Company recognized a gain of $1.3 million from the fair value remeasurement of the U.S. GoldMining Warrants, compared to a gain of $2.9 million for the same period of 2025. The warrants were classified as derivative liabilities and measured at fair value based on quoted market prices.

For the six months ended May 31, 2026, the Company recorded an unrealized gain on revaluation of short-term and long-term investments of $7.0 million in other comprehensive income, compared to $15.8 million for the same period of 2025, as a result of an increase in the fair value of its investments. The respective unrealized gains during the six months ended May 31, 2026 and 2025, were offset by deferred income tax expenses of $3.1 million and $2.1 million respectively. The investments are measured at fair value with reference to closing foreign exchange rates and the quoted share prices in the market.

During the six months ended May 31, 2026, the Company's net loss was $16.5 million, or $0.07 per share on a basic and diluted basis, of which $15.5 million was attributable to shareholders of the Company and $1.0 million was attributable to non-controlling interests, compared to a net loss of $4.6 million, or $0.02 per share on a basic and diluted basis, of which $4.6 million was attributable to shareholders of the Company and $0.0 million was attributable to non-controlling interests during the same period of 2025.

Summary of Quarterly Results

The following table sets forth selected quarterly financial results of the Company for each of the periods indicated. The Company did not generate any revenues during such periods. The financial results for prior quarters are presented on a revised basis to reflect a correction in the accounting related to the U.S. GoldMining Warrants. Please see "Results of Operations – Revision of Comparative Period Financial Information" for further information.

For the quarter ended	Net Income (loss)		Net Income (loss)	Basic and diluted net loss per share		Basic and diluted net loss per share
	(as reported)	Adjustments	(as revised)	(as reported)	Adjustments	(as revised)
(in thousands of dollars, except per share amounts)	($)		($)	($)		($)
May 31, 2026	(8,772)	-	(8,772)	(0.04)	-	(0.04)
February 28, 2026	(7,246)	(523)	(7,769)	(0.03)	-	(0.03)
November 30, 2025	(7,722)	268	(7,454)	(0.04)	0.01	(0.03)
August 31, 2025	(103)	355	252	(0.00)	-	(0.00)
May 31, 2025	(2,616)	810	(1,806)	(0.01)	-	(0.01)
February 28, 2025	(4,891)	2,083	(2,808)	(0.02)	0.01	(0.01)
November 30, 2024	(9,396)	(3,826)	(13,222)	(0.04)	(0.02)	(0.06)
August 31, 2024	(9,480)	(111)	(9,591)	(0.05)	-	(0.05)

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2026

The Company's fluctuations in net loss from quarter to quarter were mainly related to changes in exploration, permitting and licensing work, fluctuations in fair value of derivative liabilities, as well as corporate activities conducted during the respective periods. Net income for the three month period ended August 31, 2025 and lower net loss for the three month period ended May 31, 2025 compared to other quarters, were primarily due to higher deferred tax recoveries related to the Company's long-term investments, gains on revaluation of derivative liabilities, as well as a dilution gain on its investment in associate. Net loss was higher during the three month periods ended May 31, 2026, February 28, 2026, November 30, 2025, November 30, 2024, and August 31, 2024, primarily due to U.S. GoldMining's exploration programs and other activities.

Liquidity and Capital Resources

The following table sets forth selected information regarding the Company's financial position for the periods indicated on a consolidated basis and includes the assets and liabilities of U.S. GoldMining as disclosed above under "Other Investments". Cash and cash equivalents of $8.2 million and other current assets of $0.5 million held by U.S. GoldMining are solely for the operations of U.S. GoldMining and are not available for use by GoldMining or its subsidiaries.

	As at May 31,	As at November 30,
	2026	2025 (revised)
(in thousands of dollars)	($)	($)
Cash and cash equivalents	21,442	24,937
Working capital	82,091	23,076
Short-term investments	60,158	1,383
Long-term investments	96,546	148,303
Total assets	242,693	237,961
Total current liabilities	2,124	4,508
Accounts payable and accrued liabilities	1,876	2,171
Total non-current liabilities	11,380	5,452
Shareholders' equity	226,617	225,580
Non-controlling interests	2,572	2,421

Capital resources of the Company consist primarily of cash and cash equivalents, restricted cash, restricted deposits, liquid short-term and long-term investments in shares of NevGold, AUZ and GRC. As of May 31, 2026, the Company had cash and cash equivalents totalling $21.4 million compared to $24.9 million at November 30, 2025, and $62.8 million in other current assets compared to $2.6 million at November 30, 2025. The increase in other current assets was primarily attributable to the reclassification of NevGold Shares from long-term investments to short-term investments, and the increase in the market price of NevGold Shares during the six months ended May 31, 2026. The NevGold Shares were reclassified to short-term investments as management expects the selling restrictions under the lock-up agreement, which expires on February 27, 2027, to lapse within 12 months of the balance sheet date, at which point the shares will become available for disposition. This balance includes cash and cash equivalents held by U.S. GoldMining of $8.2 million compared to $10.2 million at November 30, 2025, and $0.5 million in other current assets held by U.S. GoldMining compared to $1.7 million at November 30, 2025.

The decrease in cash and cash equivalents was primarily the result of operating expenditures during the six months ended May 31, 2026, partially offset by cash proceeds from the ATM Program and the U.S. GoldMining ATM Program during the six months ended May 31, 2026. As of May 31, 2026, the Company had long-term investments of $96.5 million, compared to $148.3 million at November 30, 2025 and short-term investments of $60.2 million compared to $1.4 million at November 30, 2025. The decrease in the fair value of long-term investments was primarily the result of the reclassification of NevGold Shares from long-term to short-term, and the decrease in the market price of GRC Shares during the six months ended May 31, 2026. The increase in the fair value of short-term investments was primarily due to reclassification of NevGold Shares to short-term, and the increase in the market price of NevGold Shares during the six months ended May 31, 2026. The increase in the fair value of short-term investments was primarily due to reclassification of NevGold Shares to short-term, and the increase in the market price of NevGold Shares during the six months ended May 31, 2026.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2026

The Company had accounts payable and accrued liabilities of $1.9 million as of May 31, 2026, compared to $2.2 million at November 30, 2025. As of May 31, 2026, the Company had working capital (current assets less current liabilities) of $82.1 million compared to $23.1 million at November 30, 2025. As of May 31, 2026, U.S. GoldMining had working capital of $8.2 million compared to $8.1 million at November 30, 2025.

In addition to planned work programs described under "Update on Material Properties", certain of the Company's properties, including its Boa Vista, Surubim and La Mina Projects, are subject to certain ongoing agreements that require additional payments by the Company and, in order to maintain its properties in good standing, the Company must continue incurring various surface rights lease payments, land fee payments, advance royalty payments, licence application and extension fees and camp maintenance costs. Additional work on projects identified as part of the ongoing review and any future expansion, including the acquisition of additional mineral properties or interests, may require additional financing, including additional equity and/or debt financing. There can be no assurance that such additional financing will be available on acceptable terms or at all.

The Company believes that its cash on hand, holdings of publicly traded securities and its ATM Program (which program will expire according to its terms on December 8, 2026, subject to renewal or replacement) will provide sufficient capital resources to meet the Company's obligations over the next 12 months. The Company's ability to meet its obligations and finance exploration and development activities over the long-term will depend on its ability to generate cash flow through the issuance of GoldMining Shares pursuant to equity financings and/or short-term or long-term loans and debt financings. The Company's growth and success is dependent on external sources of financing, which may not be available on acceptable terms or at all. Refer to "Liquidity Risk" below.

Contractual Obligations

The following table summarizes the Company's contractual obligations as at May 31, 2026, including payments due for each of the next five years and thereafter.

Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
(in thousands of dollars)	($)	($)	($)	($)	($)
Office and Storage Leases	718	436	282	-	-
Land Access Agreements	6	6	-	-	-
Total Contractual Obligations	724	442	282	-	-

General and Administrative

The Company is currently renting or leasing various offices and storage facilities located in Canada, USA, Brazil, Colombia and Peru with total contractual payments of $0.7 million over the next three years. These leased facilities include those of U.S. GoldMining.

Credit Facility

On January 19, 2026, a subsidiary of the Company entered into a $1.25 million credit facility with The Toronto-Dominion Bank, secured by a one-year cashable guaranteed investment certificate. On February 20, 2026, the subsidiary issued an irrevocable letter of credit in the amount of $0.98 million to the Minister of Crown–Indigenous Relations and Northern Affairs Canada in connection with the receipt of certain land use and water permits for the Yellowknife Gold Project.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2026

Commitments

Boa Vista Joint Venture Project

The Company holds an 84.05% interest in BVG, a corporation formed under the laws of the British Virgin Islands, which holds the rights to the Boa Vista Gold Project (the "Boa Vista Project") located in Pará State, Brazil.

Pursuant to the terms of a shareholders' agreement among Brazilian Gold Corp., a subsidiary of the Company, D'Gold Mineral Ltda. ("D'Gold"), a former joint venture partner of BVG, and Majestic D&M Holdings LLC ("Majestic"), dated January 21, 2010, as amended on May 25, 2011, June 24, 2011 and November 15, 2011, a 1.5% net smelter return royalty is payable to D'Gold and in the event Majestic's interest in BVG falls below 10% Majestic's interest will be converted to a 1.5% net smelter return royalty payable by BVG to Majestic.

Pursuant to a mineral rights acquisition agreement, as amended, relating to the project, Golden Tapajós Mineração Ltda. ("GT"), a subsidiary of BVG, is required to make: (i) a final payment of R$3.0 million ($0.80 million) by June 30, 2027; and (ii) a bonus payment of US$1,500,000 if GT defines a NI 43- 101-compliant proven and probable gold reserve containing more than three million gold ounces.

Pursuant to an earn-in agreement with Australian Mines Limited ("AUZ"), AUZ has the right to acquire up to an 80% interest in the Company's Boa Vista Project, and is required to, among other things, incur minimum exploration expenditures of $4.4 million (AU$4.5 million) on or before August 28, 2028, and make a cash payment of $0.25 million on each of the first second and third anniversary of such earn-in agreement execution date in order to acquire its initial 51% interest, together with an additional payment of AUZ shares on exercise of the initial 51% option exercise.

AUZ may earn an additional 19% interest in the project after exercising its initial option by incurring minimum annual expenditures of AU$1 million on the project and completing a feasibility study demonstrating at least 250,000 ounces of mineral reserves within three years of exercising its initial option. Within 90 days of exercise of such additional option, AUZ may earn an additional 10% interest in the project by either (at the Company's option) providing certain anti-dilution rights and making a payment to the Company of the greater of $4.9 million (AU$5 million) and an amount based on the value of the then-current mineral resource at the project, with measured, indicated and inferred resources valued at AU$20, AU$15 and AU$2.50 per ounce, respectively (less 300,000 ounces in the case of inferred resources).

Other Commitments

Altoro Agreement – Surubim Property – A cash payment of US$650,000 is payable upon ANM Brazil granting a mining concession over certain exploration concessions pursuant to the terms of an option agreement between the Company's subsidiary and Altoro Mineração Ltda. dated November 5, 2010, as amended on December 3, 2010 and December 14, 2012.

La Garrucha Option Agreement – La Mina Project – A cash payment of US$100,000 is payable on or before September 30, 2026, for the Company's subsidiary to acquire certain surface rights over a portion of the La Garrucha concession.

Work Program – Yarumalito Project – A drilling campaign commitment with ANM Colombia as part of the approved PTO. See "Update on Material Properties – Other Properties – Yarumalito Project" for more information.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2026

Cash Flows

The following table summarizes cash flow activities during the six months ended May 31, 2026 and 2025:

	For the six months ended
	May 31,
	2026	2025
(in thousands of dollars)	($)	($)
Cash used in operating activities	(12,573)	(8,619)
Cash (used in) generated from investing activities	(1,366)	192
Cash generated from financing activities	10,626	2,653

Effect of exchange rate changes on cash	(242)	(83)

Net decrease in cash and cash equivalents and restricted cash	(3,555)	(5,857)
Cash and cash equivalents and restricted cash
Beginning of period	24,997	12,002
End of period	21,442	6,145

As of May 31, 2026, the Company had cash and cash equivalents and restricted cash totalling $21.4 million (November 30, 2025: $25.0 million). The net decrease for the current period was primarily due to the increase in cash used in operating activities to $12.6 million (May 31, 2025: $8.6 million) and increase in cash used in investing activities to 1.4 million (May 31, 2025: cash generated from investing activities of $0.2 million). The net decrease was partially offset by the increase in cash generated from financing activities of $10.6 million (May 31, 2025: $2.7 million).

Operating Activities

	For the six months ended
	May 31,
	2026	2025 (revised)
(in thousands of dollars)	($)	($)
Net loss for the period	(16,541)	(4,614)
Adjustments for non-cash items:
Depreciation	183	175
Share-based compensation	3,102	1,818
Share of income in associate	-	(295)
Gain on revaluation of derivative liabilities	(1,342)	(2,893)
Deferred income tax expense (recovery)	2,812	(2,136)
Others	39	(2)
Net changes in non-cash working capital items:
Other assets	38	30
Incomes taxes receivable	231	-
Prepaid expenses and deposits	(558)	104
Accounts payable and accrued liabilities	(295)	16
Incomes taxes payable	-	(579)
Due to related parties	(242)	(243)
Cash used in operating activities	(12,573)	(8,619)

Net cash used in operating activities during the six months ended May 31, 2026, was $12.6 million (May 31, 2025: $8.6 million). Significant operating expenditures during the six months ended May 31, 2026, included general and administrative expenses of $4.0 million (May 31, 2025: $3.8 million), directors' fees, employee salaries and benefits of $1.7 million (May 31, 2025: $1.2 million), professional fees of $1.3 million (May 31, 2025: $1.5 million) and exploration expenditures of $4.7 million (May 31, 2025: $1.6 million).

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2026

Net cash used in operating activities were primarily offset by non-cash items including share-based compensation of $3.1 million (May 31, 2025: $1.8 million), share of income on investment in associate of $nil (May 31, 2025: $0.3 million), depreciation charge of $0.2 million (May 31, 2025: $0.2 million), gain on revaluation of derivative liabilities of $1.3 million (May 31, 2025: $2.9 million), and deferred income tax expense of $2.8 million (May 31, 2025: deferred income tax recovery of $2.1 million).

Non-cash working capital used during the six months ended May 31, 2026 was $0.8 million (May 31, 2025: $0.7 million) primarily due to an increase in prepaid expenses and decreases in accounts payable, accrued liabilities and amounts due to related parties. These cash outflows were partially offset by a decrease in income taxes receivable.

Investing Activities

	For the six months ended
	May 31,
	2026	2025
(in thousands of dollars)	($)	($)

Return of reclamation deposits	494	-
Investment in joint venture	(7)	-
Purchase of equipment	(544)	-
Proceeds from share sales of investment in associate, net of transaction costs	-	192
Payments for restricted deposits	(1,309)	-
Cash (used in) generated from investing activities	(1,366)	192

Net cash used in investing activities during the six months ended May 31, 2026 was $1.4 million (May 31, 2025: cash generated from investing activities of $0.2 million). Net cash used in investing activities was primarily related to entering into a credit facility with the Toronto-Dominion Bank, which is secured by a one-year cashable guaranteed investment certificate in the amount of $1.3 million (May 31, 2025: $nil), purchase of equipment of $0.5 million (May 31, 2025: $nil), and partially offset by the return of reclamation deposits of $0.5 million (May 31, 2025: $nil).

Financing Activities

	For the six months ended
	May 31,
	2026	2025
(in thousands of dollars)	($)	($)
Net proceeds from At-the-Market offering, net of issuance costs	9,871	1,835
Net proceeds from US GoldMining At-the-Market offering, net of issuance costs	950	877
Proceeds from US GoldMining warrant exercises, net of issuance costs	103	-
Proceeds from common shares issued upon exercise of options	271	-
Cash paid for withholding taxes on restricted share rights vested	(508)	-
Payment of lease liabilities	(61)	(59)
Cash generated from financing activities	10,626	2,653

Net cash generated from financing activities during the six months ended May 31, 2026, was $10.6 million (May 31, 2025: $2.7 million). Net cash generated from financing activities was primarily related to net cash proceeds received from the Company's ATM Program during the six months ended May 31, 2026 in the amount of $9.9 million (May 31, 2025: $1.8 million), net proceeds received from U.S. GoldMining's ATM Program of $1.0 million (May 31, 2025: $0.9 million), net proceeds from U.S. GoldMining's warrant exercises in the amount of $0.1 million (May 31, 2025: $nil), net proceeds from option exercises in the amount of $0.3 million (May 31, 2025: $nil), and withholdings taxes paid on net settled restricted share rights of $0.5 million (May 31, 2025: $nil).

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2026

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Transactions with Related Parties

Related Party Transactions

During the three and six months ended May 31, 2026, the Company incurred related party transactions of $0.0 million (May 31, 2025: $0.0 million). These consisted of general and administrative expenses related to website design, video production, website hosting services and marketing services paid to Blender Media Inc. ("Blender"), a company controlled by a family member of the Company's Co-Chairmen. Blender is a design and marketing agency that provides services to numerous publicly traded companies.

Related party transactions are based on the amounts agreed to by the parties. During the three and six months ended May 31, 2026, the Company did not enter into any contracts or undertake any commitments or obligations with any related parties other than as disclosed herein.

Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity and include management and directors' fees and share-based compensation, which are described below for the three and six months ended May 31, 2026:

	For the three months ended		For the six months ended
	May 31,	May 31,	May 31,	May 31,
	2026	2025	2026	2025
(in thousands of dollars)	($)	($)	($)	($)
Management fees	52	47	103	95
Director and officer fees	74	111	189	228
Share-based compensation	604	326	1,598	850
Total	730	484	1,890	1,173

As at May 31, 2026, $0.0 million was payable to key management personnel for services provided to the Company (November 30, 2025: $0.3 million). Compensation is comprised entirely of salaries, fees and similar forms of remuneration and directors' fees. Management includes the Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO").

Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS accounting standards requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact our consolidated financial statements. Areas of judgment and key sources of estimation uncertainty that have the most significant effect are as follows:

Existence of impairment indicators for exploration and evaluation assets

In accordance with the Company's accounting policy, all direct costs related to the acquisition of exploration rights are capitalized on a property-by-property basis. There is no certainty that costs incurred to acquire exploration rights will result in discoveries of commercial quantities of minerals. The Company applies judgment to determine whether indicators of impairment exist for these capitalized costs.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2026

Management uses several criteria in making this assessment, including the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of mineral properties are budgeted, and evaluation of the results of exploration and evaluation activities up to the reporting date. As at May 31, 2026 the Company has concluded no impairment indicators exist for any of its exploration and evaluation assets.

Changes in, and Initial Adoption of, Accounting Policies

The following are amendments to the accounting standards that have been issued but are not mandatory for the current period and have not been early adopted by the Company:

Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments. In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs and amended disclosures relating to equity instruments designated at fair value through other comprehensive income. The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted. Management is currently assessing the effect of these amendments on our financial statements.

IFRS 18 – Presentation and Disclosure in Financial Statements - In April 2024, the IASB issued IFRS 18 Presentation and Disclosure of Financial Statements (IFRS 18), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals. Where company specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required, and early application is permitted. Management is currently assessing the effect of this new standard on our financial statements.

Amendments to IAS 28- In June 2026, the IASB issued Amendments to the Fair Value Option for Investments in Associates and Joint Ventures, which clarified which entities are eligible to measure investments in associates and joint ventures at fair value under IAS 28 Investment in Associates and Joint Ventures. The exemption from applying the equity method in IAS 28 allows eligible entities to make an election to measure investments in associates and joint ventures at fair value through profit or loss. This election has to be made separately for each associate or joint venture at initial recognition. These amendments address stakeholders' concerns about the diversity in practice when determining the scope of entities eligible to apply the Fair Value Option. This diversity has become increasingly important because the measurement at either fair value or using the equity method affects the classification of income and expenses in the statement of profit or loss under IFRS 18 "Presentation and Disclosure in Financial Statements", in either the operating or the investing category. The amendments are effective when an entity first applies IFRS 18, which will be for annual reporting periods beginning on or after 1 January 2027, or earlier if IFRS 18 is early adopted. Management is currently assessing the effect of these amendments on our financial statements.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2026

Financial Instruments and Risk Management

The Company's financial assets include cash and cash equivalents, restricted cash, restricted deposits, short-term investments, reclamation deposits and long-term investments. The Company's financial liabilities include accounts payable and accrued liabilities, due to joint venture and due to related parties. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company's cash and cash equivalents, restricted cash, restricted deposits, accounts payable and accrued liabilities, due to joint venture and due to related parties approximate fair value due to their short terms to settlement. The Company's short-term and long-term investments in common shares of equity securities are measured at fair value on a recurring basis and classified as Level 1 within the fair value hierarchy. The fair value of short-term and long-term investments is based on the quoted market price of the short-term and long-term investments.

Financial Risk Management Objectives and Policies

The financial risks arising from the Company's operations are currency risk, interest rate risk, credit risk, liquidity risk and equity price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with the Company's financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Currency Risk

The Company's operating expenses and acquisition costs are denominated in United States dollars, the Brazilian Real, the Colombian Peso and Canadian dollars. The exposure to exchange rate fluctuations arises mainly on foreign currencies against the Company and its subsidiaries functional currencies. The Company has not entered into any derivative instruments to manage foreign exchange fluctuations; however, management monitors foreign exchange exposure.

The Canadian dollar equivalents of the Company's foreign currency denominated monetary assets are as follows:

	As at May 31,	As at November 30,
	2026	2025
(in thousands of dollars)	($)	($)
Assets
United States Dollar	116,260	156,047
Australian Dollar	2,259	1,313
Colombian Peso	761	307
Total	119,280	157,667

The Canadian dollar equivalent of the Company's foreign currency denominated monetary liabilities are solely in United States dollars and total $0.4 million.

The impact of a Canadian dollar change against the United States dollar on the investment in GRC by 10% at May 31, 2026 would have an impact, net of tax, of approximately $8.4 million on other comprehensive income for the six months ended May 31, 2026. The impact of a Canadian dollar change of 10% against the United States dollar on the Company's other financial instruments based on balances at May 31, 2026 would have an impact of $1.9 million on net loss for the six months ended May 31, 2026.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2026

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in interest rates. The Company's exposure to interest rate risk is limited as it has no long-term debt. The Company's exposure to interest rate risk arises from the impact of interest rates on its cash and cash equivalents, restricted cash, restricted deposits and term deposits, which bear interest at fixed rates. The interest rate risks on the Company's cash and cash equivalents and restricted cash are minimal. The Company has not entered into any derivative instruments to manage interest rate fluctuations.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances.

The Company mitigates credit risk associated with its bank balances by holding cash and cash equivalents, restricted cash and restricted deposits in excess of the amount of government deposit insurance with Schedule I chartered banks in Canada and their United States affiliates. Substantially all of our cash and cash equivalents held with financial institutions exceeds government insured limits. The Company's maximum exposure to credit risk is equivalent to the carrying value of its cash and cash equivalents, restricted cash and restricted deposits in excess of the amount of government deposit insurance coverage for each financial institution. In order to mitigate its exposure to credit risk, the Company closely monitors the financial institutions where its deposits are held.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. As at May 31, 2026, the Company has working capital (current assets less current liabilities) of $82.1 million. The Company's prepaid expenses, restricted deposits, accounts payable and accrued liabilities, due to joint venture, due to related parties, lease liabilities and withholding taxes payable are expected to be realized or settled within a one-year period. U.S. GoldMining's cash and cash equivalents of $8.2 million and other current assets of $0.5 million are not available for use by GoldMining or other subsidiaries of GoldMining.

As of May 31, 2026, the Company owns securities in the following publicly listed companies:

Equity Holdings	Exchange	Number of Securities	Fair Value(1)
U.S. GoldMining	NASDAQ	10,000,751 shares	$140.7 million (US$102.0 million)
Gold Royalty Corp.	NYSE American	21,533,125 shares	$96.5 million (US$70.0 million)
NevGold	TSX-V	19,073,350 shares	$57.8 million(2)
Australian Mines Limited	ASX	84,429,563 shares	$2.3 million (AU$2.3 million)
Galleon Gold Corp.	TSX-V	100,000 shares	$0.1 million

(1)	Market values based upon the closing price of the applicable securities as of May 31, 2026.
(2)	Subject to certain selling restrictions as disclosed under other investments.

Equity Price Risk

The Company is exposed to equity price risk as a result of holding its short-term and long-term investments ("Equity Investments"). The Company does not actively trade its Equity investments. The share prices of Equity Investments are impacted by various underlying factors including commodity prices. Based on the Company's Equity Investments held as at May 31, 2026, a 10% change in the share prices of its Equity Investments would have an impact, net of tax, of approximately $13.6 million on other comprehensive income for the six months ended May 31, 2026.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2026

Outstanding Share Data

As of the date hereof, the Company has 214,799,168 GoldMining Shares outstanding. In addition, the following options and restricted share rights outstanding are summarized below.

Share Options

The following options to purchase GoldMining Shares are outstanding as of the date hereof, with each option exercisable into one GoldMining Share at the exercise prices set forth below:

Expiry Date	Exercise/Grant Price ($)	Number Outstanding
August 25, 2026	1.52	100,000
November 11, 2026	1.83	2,227,500
November 24, 2026	1.84	140,000
December 07, 2026	1.57	25,000
January 17, 2027	1.98	18,945
January 18, 2027	2.01	50,000
April 07, 2027	2.07	100,000
June 20, 2027	1.46	25,000
July 15, 2027	1.18	75,000
November 24, 2027	1.60	3,811,750
May 08, 2028	1.45	50,000
May 24, 2028	1.34	75,000
November 04, 2028	1.09	2,875,000
December 01, 2028	1.22	240,000
January 16, 2029	1.14	50,000
November 27, 2029	1.19	2,098,750
March 14, 2030	1.24	250,000
November 28, 2030	1.94	2,773,000
December 03, 2030	1.97	50,000
January 23, 2031	2.34	100,000
February 16, 2031	2.07	100,000
April 20, 2031	1.90	39,200
		15,274,145

Restricted Share Rights

As of the date of this MD&A, 161,840 restricted share rights to acquire 161,840 GoldMining Shares are outstanding.

Disclosure Controls and Procedures

The CEO and the CFO of the Company are responsible for establishing and maintaining the Company's disclosure controls and procedures ("DCP"). The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company's management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The CEO and CFO have evaluated whether there were changes to the DCP during the three and six months ended May 31, 2026 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2026

Internal Control over Financial Reporting

The Company's management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS accounting standards. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS accounting standards, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The Company's ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three and six months ended May 31, 2026 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

Risk Factors

A discussion of risk factors is included in the AIF and other filings with the Canadian Regulatory Authorities available on SEDAR+ at www.sedarplus.ca.

Additional Information

Additional information regarding the Company, including the Company's AIF, are available under the Company's profile at www.sedarplus.ca.

Qualified Person

The scientific and technical information contained in this MD&A has been reviewed and approved by Paulo Pereira, Country Manager of Brazil for the Company. Mr. Pereira holds a Bachelor's degree in Geology from Universidad Do Amazonas in Brazil, is a Qualified Person and is a member of Professional Geoscientists Ontario.